UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2
                            PEOPLE'S BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.10 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    709795108
                  ---------------------------------------------
                                 (CUSIP Number)

                               Jeffrey E. Schwarz
                       Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 486-8100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 16, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D

CUSIP No.        709795108                    PAGE    2    OF     15    PAGES
           ---------------------                   -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                             Metropolitan Capital Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*    00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power        119,985
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power           0
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power   119,985
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person    119,985
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    3.34%
--------------------------------------------------------------------------------
14  Type of Reporting Person*   CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D

CUSIP No.       709795108                    PAGE    3    OF    15     PAGES
           --------------------                  -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person        KJ Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds* 00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization   New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power         15,692
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power           0
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power    15,692
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person         15,692
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    0.44%
--------------------------------------------------------------------------------
14  Type of Reporting Person*   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D

CUSIP No.        709795108                     PAGE    4    OF    15     PAGES
           ---------------------                    -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                                 Metropolitan Capital III, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*  00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power              0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       12,792
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power         0
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power  12,792
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person     12,792
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    0.36%
--------------------------------------------------------------------------------
14  Type of Reporting Person*  CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.









                                  SCHEDULE 13D

CUSIP No.        709795108                    PAGE    5    OF    15      PAGES
           ---------------------                   -------     ---------

--------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person    Jeffrey E. Schwarz
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*   None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization   U.S.A.
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power        148,469
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power           0
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power   148,469
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person    148,469
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    4.13%
--------------------------------------------------------------------------------
14  Type of Reporting Person*  IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D

CUSIP No.        709795108                   PAGE    6    OF     15     PAGES
           ---------------------                  -------     ---------

--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person      Karen Finerman
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*    None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization   U.S.A.
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power               0
  Shares             -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       148,469
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power          0
  Reporting          -----------------------------------------------------------
  Person With        10    Shared Dispositive Power  148,469
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person   148,469
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    4.13%
--------------------------------------------------------------------------------
14  Type of Reporting Person*   IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








 CUSIP NO. 709795108                                   PAGE  7  OF  15  PAGES
                                                           ----   -----


THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D DATED APRIL 23, 1997, AND AMENDED BY AMENDMENT NO. 1 DATED JUNE 26, 1997 (COLLECTIVELY, "SCHEDULE 13D"). THE TEXT OF ITEM 5 OF SAID SCHEDULE 13D IS HEREBY FURTHER AMENDED BY AND REPLACED WITH THE FOLLOWING:


Item 5.  Interest in Securities of the Issuer

(a) (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Common Stock of the Issuer as of the date hereof is as follows:

         (i) Metropolitan Capital has purchased no shares of Common Stock of the Issuer solely for its own account. However, Metropolitan Capital may be deemed to have shared voting and dispositive power over the 119,985 shares representing 3.34% of Common Stock of the Issuer beneficially owned by Bedford Falls Investors, L.P.

         (ii) KJ Advisors, Inc. is the owner of shares of Common Stock of the Issuer solely by reason of its position as General Partner of Metropolitan Capital Partners II, L.P. which has discretionary voting and dispositive power over assets held in the Managed Accounts. Thus, by virtue of being the General Partner of Metropolitan Capital Partners II, L.P., KJ Advisors, Inc. may be deemed to have shared voting and dispositive power over the 15,692 shares representing 0.44% of Common Stock of the Issuer held in the Managed Accounts.

         (iii) Metropolitan Capital III, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account. However, by reason of its position as General Partner of Metropolitan Capital Partners III, L.P. which has discretionary voting and dispositive power over the assets of Metropolitan Capital Advisors International Limited, Metropolitan Capital III, Inc. may be deemed to have shared voting and dispositive power over the 12,792 shares representing 0.36% of the Common Stock of the Issuer owned by Metropolitan Capital Advisors International Limited.

         (iv) Jeffrey Schwarz may be deemed the beneficial owner of 148,469 shares representing 4.13% of the Common Stock of the Issuer as a result of his being a director, executive officer and controlling stockholder of Metropolitan Capital, KJ Advisors, Inc. and Metropolitan Capital III, Inc. Jeffrey Schwarz does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         (v) Karen Finerman may be deemed the beneficial owner of 148,469 shares representing 4.13% of the Common Stock of the Issuer as a result of her being a director and executive officer of Metropolitan Capital, and a director, executive officer and stockholder of KJ Advisors, Inc. and Metropolitan Capital III, Inc. Karen Finerman does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 3,592,170 shares of Common Stock reported outstanding by the Issuer in its Form 10-Q for the period ended March 31, 1997.

         (c) Transactions in the class of Securities reported on herein effected within the last 60 days by Metropolitan Capital for and on behalf of Bedford Falls Investors, L.P. are as follows. All such transactions are









CUSIP NO. 709795108                                     PAGE 8  OF  15  PAGES
                                                            ----   -----



short sales against the box, except as otherwise indicated:



          DATE             NO. OF SHARES             PRICE PER SHARE            TOTAL
          ----             -------------             ---------------            -----

         06/18/97            (5,000)                      14.87            (74,357.52)
         06/19/97            (2,800)                      15.04            (42,100.35)
         06/20/97            (3,600)                      15.00            (53,983.20)
         06/23/97           (10,000)                      15.12           (151,229.95)
         06/27/97            (6,500)                      15.12            (98,294.22)
         07/01/97            (6,500)                      15.25            (99,106.69)
         07/02/97            (6,500)                      15.37            (99,919.16)
         07/03/97            (5,000)                      15.62            (78,107.39)
         07/07/97           (11,700)                      15.89           (185,924.56)
         07/08/97            (1,500)                      16.11            (24,171.69)
         07/08/97            (5,000)                      16.12            (80,607.31)
         07/09/97            (5,000)                      16.25            (81,232.29)
         07/09/97            (1,500)                      16.24            (24,359.18)
         07/10/97            (5,000)                      16.37            (81,857.27)
         07/10/97            (4,600)                      16.43            (75,594.97)
         07/14/97            (5,000)                      16.62            (83,107.22)
         07/14/97            (1,400)                      16.61            (23,259.22)
         07/15/97            (6,900)                      17.25           (119,006.03)
         07/16/97            (2,500)                      17.29            (43,221.05)
         07/17/97            (5,000)                      17.25            (86,232.12)
         07/17/97           (18,493)                      17.27           (319,446.47)
         07/18/97              (492)                      16.88             (8,287.50)



         Transactions in the class of Securities reported on herein effected within the last 60 days by KJ Advisors, Inc., for and on behalf of the Managed Accounts are as follows. All such transactions are short sales against the box, except as otherwise indicated:


          DATE               NO. OF SHARES           PRICE PER SHARE            TOTAL
          ----               -------------           ---------------            -----

         06/19/97             (2,500)                     15.04            (37,587.99)
         06/19/97             (2,200)                     15.03            (33,075.63)
         06/20/97               (800)                     14.98            (11,984.60)
         06/20/97               (600)                     14.97             (8,984.70)
         06/23/97             (1,000)                     15.23            (15,234.49)
         06/23/97               (800)                     15.23            (12,184.59)
         6/27/97                (500)                     15.09             (7,547.24)
         6/27/97                (600)                     15.10             (9,059.69)
         7/01/97              (1,100)                     15.22            (16,744.43)
         7/02/97                (500)                     15.34             (7,672.24)
         7/02/97                (600)                     15.35             (9,209.69)
         7/03/97                (800)                     15.59            (12,469.58)
         7/07/97              (1,900)                     15.88            (30,165.31)
         7/08/97                (500)                     16.09             (8,047.43)
         7/08/97                (600)                     16.10             (9,659.67)
         7/09/97              (1,100)                     16.22            (17,844.39)
         7/09/97               4,500*                       -                   -









CUSIP NO. 709795108                                   PAGE 9  OF  15  PAGES
                                                          ----   -----



         DATE               NO. OF SHARES            PRICE PER SHARE         TOTAL
         ----               -------------            ---------------         -----

         7/10/97            (1,700)                       16.42            (27,912.81)
         7/10/97             1,000*                        -                    -
         7/14/97              (500)                       16.59             (8,297.22)
         7/14/97              (700)                       16.60            (11,622.11)
         7/15/97              (400)                       17.21             (6,884.77)
         7/15/97              (800)                       17.39            (13,910.53)
         7/16/97             3,700                         -                    -
         7/17/97            (4,692)                       17.27            (81,023.00)

         --------------------
         *Represents long positions paired off with short sales against the box, thus reducing the Reporting Persons beneficial ownership.

         Transactions in the class of Securities reported on herein effected within the last 60 days by Metropolitan Capital Advisors International Limited are as follows. All such transactions are short sales against the box, except as otherwise indicated:



         DATE               NO. OF SHARES            PRICE PER SHARE            TOTAL
         ----               -------------            ---------------            -----

         06/19/97           (5,000)                       15.00            (74,982.50)
         06/23/97           (3,200)                       15.24            (48,783.37)
         06/27/97           (2,400)                       15.12            (36,283.79)
         07/01/97           (2,400)                       15.24            (36,583.78)
         07/02/97           (2,400)                       15.37            (36,883.77)
         07/03/97           (1,700)                       15.62            (26,546.61)
         07/07/97           (3,900)                       15.89            (61,964.85)
         07/08/97           (2,400)                       16.12            (38,683.71)
         07/09/97           (2,400)                       16.66            (39,983.70)
         07/09/97           21,000*                        -                    -
         07/10/97           (3,700)                       16.43            (60,801.72)
         07/10/97            4,800*                        -                    -
         07/14/97           (2,400)                       16.62            (39,883.67)
         07/15/97           (2,700)                       17.24            (46,568.44)
         07/16/97            6,100*                        -                    -
         07/17/97          (10,092)                       17.27           (174,321.51)

         --------------------
         *Represents long positions paired off with short sales against the box, thus reducing the Reporting Persons beneficial ownership.











CUSIP NO. 709795108                                    PAGE 10  OF  15  PAGES
                                                           -----   -----



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                     Metropolitan Capital Advisors, Inc.


                                     By: /s/ Jeffrey E. Schwarz
                                     --------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer


Dated as of: July 21, 1997













CUSIP NO. 709795108                                    PAGE 11  OF  15  PAGES
                                                           -----   -----




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                     KJ Advisors, Inc.


                                     By:  /s/ Jeffrey E. Schwarz
                                        ----------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer


Dated as of: July 21, 1997













CUSIP NO. 709795108                                     PAGE 12  OF  15  PAGES
                                                            -----   -----




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                     Metropolitan Capital III, Inc.


                                     By:  /s/ Jeffrey E. Schwarz
                                        ----------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer


Dated as of: July 21, 1997












CUSIP NO. 709795108                                     PAGE 13  OF  15  PAGES
                                                            -----   -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            By:  /s/ Jeffrey E. Schwarz
                                                 -------------------------------
                                                 Jeffrey E. Schwarz

Dated as of: July 21, 1997












CUSIP NO. 709795108                                    Page 14  of  15  Pages
                                                           -----   -----




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            By:  /s/ Karen Finerman
                                                 -------------------------------
                                                 Karen Finerman

Dated as of: July 21, 1997












CUSIP NO. 709795108                                    PAGE 15  OF  15  PAGES
                                                           -----   -----



                                    EXHIBIT A
                            AGREEMENT OF JOINT FILING
                            PEOPLE'S BANCSHARES, INC.
                     COMMON STOCK, $0.10 PAR VALUE PER SHARE


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the join filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 21st day of July, 1997.


METROPOLITAN CAPITAL ADVISORS, INC.             METROPOLITAN CAPITAL III, INC.


By:  /s/ Jeffrey E. Schwarz                     By:  /s/ Jeffrey E. Schwarz
     -------------------------------                ----------------------------
     Jeffrey E. Schwarz,                            Jeffrey E. Schwarz,
     Chief Executive Officer                        Chief Executive Officer



KJ ADVISORS, INC.


By:  /s/ Jeffrey E. Schwarz
     -------------------------------
     Jeffrey E. Schwarz,
     Chief Executive Officer


    /s/ Jeffrey E. Schwarz                         /s/ Karen Finerman
    --------------------------------               -----------------------------
    Jeffrey E. Schwarz, Individually               Karen Finerman, Individually